

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2012

Via E-mail
Matthew O. Haltom
Vice President and Assistant Secretary
Sally Holdings LLC
3001 Colorado Boulevard
Denton, Texas 76210

   Re: Sally Holdings LLC
     Form 10-K for the Fiscal Year Ended September 30, 2011
     Filed November 16, 2011
     File No. 333-144427
     Sally Beauty Holdings, Inc.
     Form 10-K for the Fiscal Year Ended September 30, 2011
     Filed November 16, 2011
     File No. 001-33145

Dear Mr. Haltom:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or these filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that these filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Jason Niethamer for

          Mara L. Ransom
          Assistant Director

Via E-mail
cc: Kyle Healy
   Alston & Bird L.L.P.